[Letterhead of M/I Homes, Inc.]

December 13, 2013

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	M/I Homes, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed December 9, 2013

File No. 333-191989

and Documents Incorporated by Reference

File No. 001-12434

Dear Ms. Long:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated December 12, 2013 related to the above-referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) filed by M/I Homes, Inc., an Ohio corporation (“we” or the “Company”), and documents incorporated by reference therein.

The Company has today filed with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

The comments of the Staff are reproduced in bold font below and are followed in each case by the Company’s response.

Exhibit 5.1 – Legal Opinion of Vorys, Sater, Seymour and Pease LLP

1.	We note your response to comment 8. With respect to the debt securities and guarantees, please provide binding obligation opinions for the co-registrants based on the respective state laws where each of these co-registrants is organized. Please note that it is our view that the opinion that a debt security or guarantee is a binding obligation necessarily encompasses certain opinions on matters subject to the laws of the jurisdiction in which the registrant is organized. If this jurisdiction is outside counsel’s area of expertise, then you may engage local counsel to provide these opinions under the laws of Ohio, Florida, Indiana, Maryland, and Delaware, and file them as additional exhibits to the registration statement. Please see Section II.B.1.e of Division of Corporation Finance Staff Legal Bulletin No. 19 for more information.

Response:

The Company’s outside counsel, Vorys, Sater, Seymour and Pease LLP, has revised its legal opinion to provide the required binding obligation opinions for all of the co-registrants.

2.	We note that your form of indenture for senior debt securities (Exhibit 4.7 on Form S-3 filed on October 30, 2013) and subordinated indenture (Exhibit 4.1 on Form 8-K filed on September 11, 2013) are governed by New York law. With respect to these indentures, please provide an opinion based on New York law as to whether these indentures are enforceable contracts, and therefore, binding obligations. Please see Section II.B.1.e of Division of Corporation Finance Staff Legal Bulletin No. 19 for more information.

Response:

The Company’s outside counsel, Vorys, Sater, Seymour and Pease LLP, has revised its legal opinion to provide the required binding obligation with respect to the form of indenture for senior debt securities and subordinated indenture.

Please be advised that, unless the Staff has further comments regarding the Registration Statement, the Company intends to request acceleration of the effectiveness of the Registration Statement to a date as soon as reasonably possible. We will provide our acceleration request in a separate letter that will contain the representations described in the letter from the Staff.

If you have any questions, need further information or would like to discuss any of the information covered in this letter, please contact me at (614) 418-8014 or Adam K. Brandt of Vorys, Sater, Seymour and Pease LLP, the Company’s outside counsel, at (614) 464-6426.

Sincerely,

/s/ J. Thomas Mason

J. Thomas Mason
Executive Vice President, Chief Legal Officer and Secretary of M/I Homes, Inc.

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